UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL FINANCE CORPORATION

In respect of its

Issue of USD 100,000,000 0.91 per cent. Notes due 2 December 2024 under its

Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: 9 December 2021

The following information regarding an issue of USD 100,000,000 0.91 per cent. Notes due 2 December 2024 (the “Notes”) by International Finance Corporation (the “Corporation”) under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated October 8, 2021 (the “Information Statement”), the Prospectus dated October 11, 2021 (the “Prospectus”), the Amended and Restated Program Agreement and Standard Provisions dated as of October 11, 2021 (the “Program Agreement”), the Final Terms dated December 7, 2021 (the “Final Terms”), and the Terms Agreement dated December 7, 2021 (the “Terms Agreement”), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item	1. Description of Obligations

See, generally, Final Terms.

(a)	Title and Date. USD 100,000,000 0.91 per cent. Notes due 2 December 2024

The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

(b)

Interest Rate/Interest Payment Date. 0.91 per cent. per annum payable semi-annually in arrears on June 2 and December 2 of each year beginning June 2, 2022 and ending on the Maturity Date. See, Final Terms, Item 15.

(c)	Maturity Date. 2 December 2024.

(d)	Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e)	Kind and Priority of Liens. Not applicable.

(f)

Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g)	Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Program Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h)	Other Material Provisions. Not applicable.

(i)	Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item	2. Distribution of Obligations

(a)	Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 100.00 per cent. of the aggregate nominal amount of the Notes. See p. 1 of the Terms Agreement.

(b)	Stabilization Provisions. Not applicable.

(c)	Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item	3. Distribution Spread. See Final Terms, “Distribution”.

Item	4. Discounts and Commissions to Sub-Underwriters and Dealers. See Item 2(a) above.

Item	5. Other Expenses of Distribution Not applicable.

Item	6. Application of Proceeds. The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item	7. Exhibits

A.	Information Statement (dated October 8, 2021);[1]

B.	Prospectus (October 11, 2021);[2]

C.	Final Terms (December 7, 2021); and

D.	Terms Agreement (December 7, 2021).

[1]	Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated October 8, 2021
[2]	Filed on October 25, 2021.

Exhibit C

MIFID II product governance / Professional investors and ECPs target market: The Corporation (as defined below) does not fall under the scope of application of the MiFID II package. Consequently, the Corporation does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II. Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (“a distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels. For the purposes of this provision, the expression manufacturer means the Dealer.

Final Terms dated 7 December 2021

International Finance Corporation

Issue of USD 100,000,000 0.91 per cent. Notes due 2 December 2024 under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 11 October, 2021. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the “Corporation”) and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C., 20433 U.S.A.

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1. Issuer:	International Finance Corporation

2. (i) Series Number:	2446

(ii) Tranche Number:	1

3. Specified Currency or Currencies:	United States Dollars (“USD”)

4. Aggregate Nominal Amount:

(i) Series:	USD 100,000,000

(ii) Tranche:	USD 100,000,000

5. Issue Price:	100.00 per cent. of the Aggregate Nominal Amount

6. (i) Specified Denominations:	USD 1,000

(ii) Calculation Amount:	USD 1,000

7. (i) Issue Date:	9 December 2021

(ii) Interest Commencement Date:	Issue Date

8. Maturity Date:	2 December 2024

9. Interest Basis:	0.91% Fixed Rate

10. Redemption/Payment Basis:	Redemption at par

11. Change of Interest or Redemption/Payment Basis:	Not Applicable

12. Put/Call Options:	Not Applicable

13. Status of the Notes:	Senior

14. Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15. Fixed Rate Note Provisions:	Applicable

(i) Rate of Interest:	0.91 per cent. per annum payable semi-annually in arrear

(ii) Interest Payment Date(s):	2 June and 2 December in each year, from and including 2 June 2022 to and including the Maturity Date

(iii) Fixed Coupon Amount(s):	USD 4.55 per Calculation Amount

(iv) Broken Amount:	USD 4.37 per Calculation Amount payable on the Interest Payment Date falling on 2 June 2022

(v) Day Count Fraction:	30/360, unadjusted

(vi) Determination Dates:	Not Applicable

(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

16. Floating Rate Note Provisions:	Not Applicable

17. Zero Coupon Note Provisions:	Not Applicable

18. Index-Linked Note/other variable-linked interest Note Provisions:	Not Applicable

19. Dual Currency Interest Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20. Call Option:	Not Applicable

21. Automatic Early Redemption:	Not Applicable

22. Put Option:	Not Applicable

23. Final Redemption Amount of each Note:	USD 1,000 per Calculation Amount

Capital at Risk Notes:	No

24. Early Redemption Amount:	USD 1,000 per Calculation Amount

Early Redemption Amount(s) per Calculation Amount payable on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25. Form of Notes:	Registered Notes

DTC Global Certificate available on Issue Date

26. ew Global Note (NGN):	No

27. Global Certificate held under the new safe-keeping structure (NSS):	No

28. Financial Centre(s) or other special provisions relating to payment dates:	New York

29. Talons for future Coupons or Receipts to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	No

30.  Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Corporation to forfeit the Notes and interest due on late payment]:

Not Applicable

31. Details relating to instalment Notes: Instalment Amounts, Instalment Dates:	Not Applicable

32. Redenomination, renominalization and reconventioning provisions:	Not Applicable

33. Consolidation provisions:	Not Applicable

34. Additional terms:	Not Applicable

35. Governing law:	New York

36. Record Date:	Not Applicable

DISTRIBUTION

37. (i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable

(ii) Date of Terms Agreement:	7 December 2021

(iii) Stabilization Manager(s) (if any):	Not Applicable

38. If non-syndicated, name and address of Dealer:	Société Générale Tours Société Générale 17 Cours Valmy 92987 Paris La Défense Cedex France

39. Total commission and concession:	Not Applicable

40. Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By:	/s/ Tom Ceusters
Duly authorized

PART B – OTHER INFORMATION

1. LISTING

(i) Listing:	None

(ii) Admission to trading:	Not Applicable.

2. RATINGS

Ratings:	The Notes to be issued are expected to be rated:

S & P: AAA
Moody’s: Aaa

3. USE OF PROCEEDS

As specified in the Prospectus.

4. OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No

ISIN Code:	US45950VQV17

Common Code:	Not Applicable

CUSIP:	45950VQV1

CINS:	Not Applicable

Any clearing system(s) other than Euroclear Bank SA/NV, Clearstream Banking S.A. and The Depository Trust Company and the relevant identification number(s):	Not Applicable

Delivery:	Delivery against payment

Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Names and addresses of any Exchange Agent(s) (other than the Global Agent) (if any):	Not Applicable

5. GENERAL

Applicable TEFRA exemption:	Not Applicable

EXHIBIT D

TERMS AGREEMENT NO. 2446 UNDER

THE STANDARD PROVISIONS

7 December 2021

International Finance Corporation

2121 Pennsylvania Avenue, N.W.

Washington, D.C. 20433

1.

The undersigned agrees to purchase from you (the Corporation) the Corporation’s USD 100,000,000 0.91 per cent. Notes due 2 December 2024 (the Notes) described in the Final Terms, dated as of the date hereof in the form of Annex 1 hereto (the Final Terms) on 9 December 2021 (the Settlement Date) at an aggregate purchase price of USD 100,000,000 (which is 100.00% of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of 11 October 2021 (as amended from time to time, the Standard Provisions), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2.

When used herein and in the Standard Provisions as so incorporated, the term Notes refers to the Notes as defined herein and the term Dealer refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3.

The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof. The Corporation has not committed or earmarked the proceeds of the Notes for lending to, or financing activities with, a specific person or organization.

4.

The obligation of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation’s representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation’s performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer’s certificate of the Corporation substantially in the form referred to in Clause 6(a) of the Standard Provisions, dated as of the Settlement Date.

5.

The Corporation agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.00% of the nominal amount).

6.	The purchase price specified above will be paid by the Dealer named below by wire transfer in same-day funds to the Corporation for value on the Settlement Date.

7.

The Corporation hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. The undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

8.

In consideration of the Corporation appointing the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Corporation, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

9.

The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

10.	For purposes hereof, the notice details of the undersigned are set out in the Schedule hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

11.

Solely for the purposes of the requirements of Article 9(8) of the Product Governance Rules under EU Delegated Directive 2017/593 (the MiFID Product Governance Rules) regarding the mutual responsibilities of manufacturers under the MiFID Product Governance Rules:

(a)

the Dealer (a Manufacturer) acknowledges that it understands the responsibilities conferred upon it under the MiFID Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Final Terms in connection with the Notes; and

(b)

the Corporation notes the application of the MiFID Product Governance Rules and acknowledges the target market and distribution channels identified as applying to the Notes by the Manufacturer and the related information set out in the Final Terms in connection with the Notes.

12.	This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

13.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

SOCIÉTÉ GÉNÉRALE

By:	/s/ Felix Orsini
Name: Felix Orsini
Title: Global Head of Debt Capital Markets

CONFIRMED AND ACCEPTED, as of the

date first written above:

INTERNATIONAL FINANCE CORPORATION

By:	/s/ Tom Ceusters
Name: Tom Ceusters
Title: Director

SCHEDULE

Notice Details of the Dealer:

Société Générale

Immeuble Basalte

17 Cours Valmy

92987 Paris La Défense Cedex

France

Attention: Syndicate Desk GLBA/SYN/CAP/BND

Telephone: +33 (0)1 42 13 32 16

Email: eur-glba-syn-cap@sgcib.com CHEDULE